June 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay

Al Payot

Jordan Nimitz

Abby Adams

Re:	Pixie Dust Technologies, Inc.

Comment Letter dated May 22, 2023, in connection with Amendment No. 1 to Draft Registration Statement on Form F-1 CIK 0001962845

Ladies and Gentlemen:

This letter is submitted on behalf of Pixie Dust Technologies, Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 confidentially submitted to the Commission on May 3, 2023 (the “Amendment No. 1”), as set forth in your letter dated May 22, 2023 addressed to Mr. Yoichi Ochiai, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently publicly filing with the Commission, electronically via EDGAR, its Registration Statement on Form F-1 (“Registration Statement”), which includes changes that reflect responses to the Staff’s comments. In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Registration Statement to update certain other disclosures. The Company is also publicly filing, electronically via EDGAR, the draft Registration Statement on Form F-1, confidentially submitted to the Commission on March 8, 2023, and Amendment No. 1 thereto, as confidentially submitted on May 3, 2023, together with the Company’s letters to the Commission, dated March 8, 2023 and May 3, 2023. The Company currently intends to proceed with the offering in the near future, subject to market conditions and other considerations, including compliance with the 15-day waiting period set out in Section 6(e) of the Securities Act of 1933, as amended.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amendment No. 1, and page references in the Company’s responses refer to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 3, 2023

Prospectus Summary

Business Overview, page 1

1.

We note your revised disclosure in response to comment 5 and reissue the comment in part. Please revise the summary to provide additional explanations of “mechanobiology” and “metamaterials” to further clarify these terms.

GREENBERG TRAURIG, LLP ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ∎ Los Angeles, California 90067-2121 ∎ Tel 310.586.7700 ∎ Fax 310.586.7800

U.S. Securities and Exchange Commission

June 7, 2023

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on pages 1, 63, and 78 of the Registration Statement to further clarify these terms.

Use of Proceeds, page 54

2.

We note your response to prior comment 7 and reissue the comment. Please revise the disclosure to indicate the priorities for the uses of proceeds and provide for estimates for each of the intended uses. To the extent you are using the proceeds to support the development and commercialization of your technologies and products, indicate how far you expect the proceeds to progress each of the products under development, and the approximate amounts intended to be used for each such purpose. See Item 504 of Regulation S-K.

Response to Comment No. 2:

The Company has revised the “Use of Proceeds” section on page 54 in response to the Staff’s comment to provide its reasonable estimates for the intended use of proceeds from the offering over the next 12 months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the six months ended October 31, 2021 and 2022, page 68

3.

Please revise your discussion to provide more insight and analysis into your period-over-period changes in revenue, including significant events that impacted the timing of revenue recognition. For example, discuss the concentration of sales activity that occurred in October and the reason for it, as referred to in prior comment 29, the launch of new products “iwasemi” and “SonoRepro,” including relevant launch dates.

Response to Comment No. 3:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Registration Statement to provide more insight and analysis into the period-over-period changes in revenue as set out below. The Company advises the Staff that, as evident by the disclosure, the concentration of sales activity in October was not the primary driver of the changes period-over-period.

“The decline in solution services was primarily due to lower demand for COVID-19 related solutions, which impacted our magickiri sales. The decline in commissioned research and development was primarily due to a decrease in the number of orders as the research and development phase for kikkipa and VUEVO wound down in the six months ended October 31, 2022 and we started focusing on commercialization of these products. The increase in product sales in the six months ended October 31, 2022 was primarily attributable to the pre-sales in October 2022 of SonoRepro, which was officially launched in November 2022, and to a lesser degree, sales of iwasemi, which was launched in July 2022.”

.

U.S. Securities and Exchange Commission

June 7, 2023

Business, page 78

4.	We note your revisions in response to our prior comment 12 and reissue in part. Please revise your disclosure to as follows:

•

We note your disclosure that you have been collaborating with Shionogi to “develop and commercialize kikippa” and that “[t]he intellectual property resulting from the collaboration is jointly owned by us and Shionogi, except in cases where the relevant technologies are independently developed by either party.” We also note your statement on page 87 that “As most of the patents related to kikippa will be jointly owned between us and Shionogi, if we implement the patents by ourselves, we may do so without consent from Shionogi, but we will be required to pay them a customary license fee.” Please provide more detail regarding the rights and obligations you and Shionogi agreed to with regard to developing kikippa and the intellectual property rights, including the terms of the license fee and any royalty fees.

•

We note that you entered into a royalty agreement with Sumitomo Pharma on March 29, 2023, in which you will pay Sumitomo Pharma a nominal fixed royalty rate based on the total amount of net revenue of the product, net revenue for installment of the services and net revenue of monthly service related to the product. Please revise to more specifically disclose the royalty rate you are obligated to pay within a ten percent range. Please revise to further clarify the material terms of your joint ownership agreement with Sumitomo Pharma Co. for VUEVO, including the customary terms regarding additional research and development activities and their right to collaborate with you on certain matters to be agreed in the future.

•

We note that you have entered into royalty and exclusive manufacturing rights agreements with Itoki with regard to your iwasemi product. Please revise to disclose the terms of the license fee, including any upfront fees paid and the aggregate amount of any license fees paid to date.

We also note your response that these contracts are the within the course of its business consistent with Regulation S-K, Item 601(b)(10), and we respectfully disagree. Please file the above agreements as exhibits to your registration statement.

Response to Comment No. 4:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85-86, 89, and 95 of the Registration Statement to provide the additional disclosure as requested for the Shionogi and Sumitomo Pharma arrangements. We have also revised the disclosure relating to the Itoki arrangements, consistent with the discussion below.

With respect to the Staff’s request to file the relevant contracts, the Company notes the qualifying language to the filing of material contracts set forth in Regulation S-K, Item 601(b)(10)(ii)(B), which states “(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” (Emphasis added.) We further note the exception set forth in Item 601(b)(10)(ii) which provides, in relevant part, [such contracts] “shall be filed except where immaterial in amount or significance.”

U.S. Securities and Exchange Commission

June 7, 2023

Comment No. 4 requests that the Company file its agreements with Shionogi, Sumitomo Pharma, and Itoki, noting its respectful disagreement with the Company’s prior response that such agreements are ordinary course and not otherwise material. With respect to the Itoki agreements, the Company advises the Staff that the royalty from sales of this product during fiscal year 2023, during which time the product was initially launched, is immaterial in amount. We further advise the Staff that neither the Company as a whole, nor the iwasemi product line, is substantially dependent upon the arrangements with Itoki and note that the HX-α product is only one of multiple iwasemi products in the market. The Company, therefore, respectfully advises the Staff that, based upon the foregoing, it considers that the exceptions provided in Item 601(b)(10)(ii), including subclause (B) thereof, apply to the arrangements with Itoki and the Company does not intend to file the related agreement as an exhibit to the Registration Statement.

In addition, the Company advises the Staff that it has undertaken a further review and analysis of the significance of the Shionogi and Sumitomo Pharma agreements with respect to the development and commercialization of kikippa and VUEVO, notwithstanding the financial insignificance of the recent product launches. In light of the foregoing, the Company has included the relevant agreements as exhibits to the Registration Statement, with redactions of certain terms and provisions in accordance with Regulation S-K, Item 601(b)(10)(iv).

5.	We note your revisions in response to our prior comment 13 and reissue the comment as follows:

•	Please revise to disclose the types of products and companies with whom your iwasemi product competes.

•

As the kikippa product “functions as a desk-top speaker” according to your disclosure on page 83, it is unclear on what basis you have determined that it is “a novel device” that “faces competition from various providers of devices and products for stimulation of the brain, including intellectual games such as Soduku.” Please revise to clarify.

•

Given the early stage of your company, the stated use of your product compared to that of the named competitors, and the lack of established sales, it is unclear on what basis you determined that the VUEVO voice recognition device will compete with Amazon’s Echo, Google’s Home and Google Assistant, Apple’s Siri, or that VUEVO glasses will compete with Google Glasses, Microsoft’s HoloLens or Meta’s AR glasses.

•

With respect to iwasemi, clarify the significance of being the first acoustic metamaterial for home and office. For example, clarify whether there are acoustic metamaterials on the market for other applications that are impractical for these uses.

Please revise the market and competition sections for your products to provide this information for the Japanese market, which is the location where you state you intend to market them for the foreseeable future, rather than global market figures. We note, for example, you cite the global market figures for iwasemi.

U.S. Securities and Exchange Commission

June 7, 2023

Response to Comment No. 5:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85, 88-89, and 94-95 of the Registration Statement to provide the clarifications and additional information requested by the Staff.

SonoRepro, page 81

6.

We note the revised disclosure in response to comment 14 and reissue the comment in part. Please revise the heading and substance of the “Healthcare and Diversity” section on page 80 in light of how you intend to market your products. To the extent you continue to cite studies related to potential uses of your products that could be deemed medical treatments or render your products medical devices, revise those studies to clarify if they involved your products specifically, or were general studies related to technology of the same type. Clarify to what extent and how you believe the studies relate to the performance of your products, if at all, or otherwise clarify the relationship of the studies to your products. For example, for SonoRepro, clarify whether the ultrasound in the study on page 81 is the same strength and mode of delivery as the ultrasound of your device. Clarify how the study results themselves were significant, as the results were not significant except in one category. Clarify how the p value was measured, as the definition appears subject to judgment. Please make similar revisions with respect to each product for which you cite a study, not limited to SonoRepro and kikippa.

Response to Comment No. 6:

The Company respectfully acknowledges the Staff’s comment and, in consideration thereof, has changed the name of its business division to “Personal Care and Diversity” throughout the Registration Statement.

With respect to the discussion of certain studies, including with respect to SonoRepro and kikippa, the Company advises the Staff that it has substantially revised the disclosure to clarify the relevance between its studies and the products. The Company refers the Staff to pages 81-82 and 84-85 in particular.

Collaboration and Commercialization, page 82

7.	We note your response to comment 18. Please revise your summary to clarify your plans with respect to marketing your products only within Japan for the foreseeable future.

Response to Comment No. 7:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to clarify that Japan is the Company’s principal market for its products for the foreseeable future. The Company refers the Staff to the changes on pages 1, 2, 63, 65, 78, 80, 83, 86, and 89.

kikippa

Market and Competition, page 85

8.

Please revise to provide your basis to support the statement that kikippa may be used in conjunction with medication on cognitive impairment as part of an individual’s overall care strategy. We note your disclosure that you are not aware of any such recommended use by medical practitioners.

U.S. Securities and Exchange Commission

June 7, 2023

Response to Comment No. 8:

The Company respectfully acknowledges the Staff’s comment and advises the Staff it has, accordingly, deleted the referenced statement and related disclosure.

VUEVO, page 87

9.

We note your response to our prior comment 19 and revised graphic. Please further revise the caption to the graphic “Illustration of visual display designed for VUEVO glasses” to further explain what the photograph represents or consider removing the graphic. We note, for example, that no one in the photo is wearing the glasses. In addition, please clarify if the pictured prototype of the VUEVO glasses is a working prototype or a representation of what you want the final product to look like.

Response to Comment No. 9:

The Company respectfully acknowledges the Staff’s comment and has deleted the referenced graphic.

iwasemi, page 90

10.

We note your revisions in response to comment 20 and reissue in part. Please clarify what research you performed to develop your metamaterials for soundproofing, including product development testing, and disclose any product testing for your material’s soundproofing abilities as compared to traditional sound proofing materials. For the anecdotal information provided regarding the installations of your products, please revise to balance the disclosure with information regarding sound reduction that would be expected using a traditional soundproofing materials available for similar applications.

Response to Comment No. 10:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 91 and 93.

Intellectual Property, page 95

11.

We note your revisions in response to comment 22 and reissue in part. Please further revise this section to separately disclose for each material patent or patent application (including your licensed patents), whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable jurisdictions. Consider providing this disclosure in a tabular format to increase investor understanding of your intellectual property rights.

Response to Comment No. 11:

The Company advises the Staff that it has revised the disclosure on page 97-104 to provide the requested information in a tabular format.

U.S. Securities and Exchange Commission

June 7, 2023

Compensation of our Directors and Corporate Auditor, page 108

12.

We note your response to comment 24 and reissue the comment. Please provide the compensation information on an individual basis as required by Item 6.B of Form 20-F or tell us why individualized information is not required.

Response to Comment No. 12:

The Company respectfully acknowledges the Staff’s comment. As a foreign private issuer that furnishes information pursuant to Item 6.B of Form 20-F, the Company is not required to disclose compensation on an individual basis or to file compensatory arrangements unless such disclosure is required by the Company’s home jurisdiction or is otherwise publicly disclosed by the Company. The Company confirms to the Staff that, pursuant to the advice of its Japanese counsel, disclosure of compensation information on an individual basis is not required in Japan, the Company’s home country, unless the total amount of consolidated remuneration amounts to JPY 100,000,000 or greater. As disclosed on pages 116-117 of the Registration Statement, the total amount of remuneration paid to each category of our directors and corporate auditors in the fiscal year ended April 30, 2022 was less than JPY 100,000,000. Furthermore, the Company has not made such individual disclosure of compensation information publicly available. Should the total compensation exceed JPY 100,000,000 in the future, the Company will accordingly provide the individual compensation amounts as required by Item 6.B. of Form 20-F.

We thank the Staff for its review and consideration of the Company’s the Registration Statement and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Yoichi Ochiai, Chief Executive Officer, Pixie Dust Technologies, Inc.

Yoshiyuki Sekine, Chief Financial Officer, Pixie Dust Technologies, Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices